SUB-ITEM 77C:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY
                 HOLDERS

     On November 30, 2006, a Special Meeting of Shareholders of the Monteagle Fixed Income Fund (the "Fund") was held for the purpose of approving or disapproving a new Sub-Advisory Agreement by and among Monteagle Funds, Nashville Capital Corporation and Howe and Rusling, Inc.

     The shareholders of the Fund voted to approve the new Sub-Advisory Agreement. The votes cast with respect to the proposal were as follows:


                                Number of Shares
          -------------------------------------------------------------
                 For                   Against               Abstain
          ------------------     ---------------------     ------------
             3,309,375.535                0                     0